UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

Excerpts from the lender presentation to be used by II-VI Incorporated (the “Company”) in connection with its discussions with prospective lenders are included in Exhibit 99.1 to this Current Report on Form 8-K and are being furnished in accordance with Regulation FD of the Securities and Exchange Commission. The information contained in the attached excerpts is summary information that is intended to be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements. The Company undertakes no duty or obligation to publicly update or revise this information, although it may do so from time to time.

The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall it be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Excerpts from lender presentation of II-VI Incorporated, dated November 30, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this communication have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent, Inc. (“Coherent”) (the “Transaction”) and the remaining equity investment by Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the Securities and Exchange Commission (“SEC”) in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the proposed transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: November 30, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 99.1 Snapshot of Combined Business 1 LTM 9/30/21 Combination Analysis LTM 9/30/21 Contribution Analysis II-VI Coherent Pro forma 1 Revenue Backlog Backlog Backlog 68% 32% $1.4B $0.7B $2.1B Revenue Revenue Revenue 76% 24% Adj. 4 $3.2B $1.5B $4.7B EBITDA + = 2 4 Adj. EBITDA Adj. EBITDA Adj. EBITDA EBITDA Margin Contribution Analysis $815M $258M $1,318M Pro Forma 3 4 5 Free cash flow Free cash flow Free cash flow 2 26% 17% 28% + = $654M $158M $1,023M 1. II-VI based on LTM 9/30/2021; Coherent based on LTM 10/02/21 2. Includes $250M of run-rate synergies expected within three years; less $4M of FX and other adjustments on a pro forma basis 3. Calculated as Adj. EBITDA – capex 4. Calculated as Cash from operating activities – capex; excludes termination fee paid to Lumentum (post-tax) 5. Defined as PF Adj. EBITDA – capex; includes $250M of run-rate synergies expected within three years. See Appendix for GAAP to non-GAAP reconciliations Page 17

Increased Diversification Mitigates End Market Cycles and Fuels Long-Term Growth Diversification of + revenue by end-market Semiconductor Capital Equipment and geography Consumer 11% 17% Electronics 9% Aerospace Revenue by & Defense 45% 6% end market 16% Better immunity to Semiconductor 4% Industrial Capital market cycles 3% 65% 1% Equipment 6% Life 1% 5% Consumer Sciences 10% Automotive & Electronics Deeper, more Other Aerospace other Life strategic, relationships & Defense Sciences with clients 22% Informs / sustains strategic investments 36% 41% in new technology Revenue by platforms 50% geography 19% Fuels long-term 4% 6% 19% 3% growth II-VI breakdown as of LTM 9/30/21; Coherent as of FYE 10/02/21; Note: In combined breakdown, Semiconductor Capital Equipment includes Coherent’s Microelectronics business, Industrial includes Coherent’s Precision Manufacturing business and Life Sciences includes Coherent’s Instrumentation businesses Page 18

Increased Scale Expected to Drive Operating Leverage and Efficiencies in R&D and CAPEX[1]

**Figures based on most recent publicly available data, as denoted in the footnotes*



Revenue
R&D
Capex
$1,487
$124
8%
$83
6%
COHERENT
$3,173
$341
11%
$160
5%
II-VI
$4,660
$465
10%
$249
5%
II-VI + COHERENT
$4,324
$252
6%
$138
3%
mks + ATOTECH
$2,017
$276
14%
$90
4%
LUMENTUM + NeoPhotonics
$1,433
$135
9%
$120
8%
IPG PHOTONICS
$567
$187
33%
$716
126%
CREE
Rebranding: Wolfspeed
$268
$53
20%
$18
7%
nLIGHT

- Largest PF player by revenue and capital spending
- Adds a services component to II-VI's business
- Increased scale drives more strategic dialogue with clients that will enable better alignment of organic and inorganic investments to end market demand
- Largest backlog relative to competitors by more than $500M

	Coherent	II-VI	II-VI + Coherent	MKS + Atotech	Lumentum + NeoPhotonics	IPG	Cree	nLight
Backlog	$717	$1,400	$2,117	$500[2]	$521[3]	$674	$764	$136

Combined R&D and capex spend expected to be highest in industry and accelerate time-to-market and time-to-scale advantage

Note: $'s in millions. II-VI + Coherent excludes impact of synergies. Lumentum pro forma for Oclaro and NeoPhotonics. MKS pro forma for ESIO and Atotech; II-VI, MKS, IPG, NeoPhotonics, nLight as of LTM 9/30/21; Cree as of LTM 9/26/2021; Coherent and Lumentum as of LTM 10/2/21; 1. R&D and Capex represented as a percentage of revenue; 2. As of 12/31/2019, does not include Atotech given availability of information; 3. Does not include NeoPhotonics given availability of information

II-VI Page 21

Our Diligence, Experience with Finisar, and External Benchmarks Suggest our $250M Cost Synergy Target is Very Achievable


Scenarios for total cost synergies, Y3
$M
X% % of Y3 cost baseline (combined spend baseline: $4.9B)
4.7%
6.8%1
3.2%
4.8%
6.5%
250
337
157
235
322
Median: 250
II-VI / Coherent Synergy Target
Based on Finisar integration achievement1
Low
Mid
High
Based on external benchmark2
(based on semiconductor / electronics deals)

Note: The Company anticipates ~$250mm (1:1) cost to achieve the synergies prescribed above

1. Sum of estimated savings across all functional teams. For each functional team, synergies estimated by 1) deriving savings from Finisar Y3 CV as percentage of FY22 combined spend (in the function) and 2) applying that same percentage reduction to combined (II-VI and Coherent) FY24 functional spend baseline. The sum of the function-by-function calculations yields a different overall percent reduction (6.8%) than the single calculation of total synergies on total baseline (7.3%)
2. High-end estimate representative of M&A deals with greater business commonality and overlap between the two companies
3. Finisar closed on September 24, 2019, and II-VI paid a total fair value of consideration of $2.9B.

II-VI
Page 22

Reconciliations – II-VI Adjusted EBITDA reconciliation ($M) 2019 2020 2021 YTD Sep-19 YTD Sep-20 YTD Sep-21 LTM Sep-21 Net earnings (loss) on GAAP basis $108 ($67) $298 ($26) $46 $75 $326 + Income taxes (benefit) 21 3 55 ($5) 13 16 58 + Depreciation and amortization 92 221 270 $27 65 70 275 + Interest expense 22 89 60 $7 17 12 55 EBITDA $244 $246 $683 $3 $142 $172 $714 + Preliminary fair value adj. on acquired inventory $- $88 $- $7 $- $- $- + Share-based compensation 25 63 79 5 16 23 86 + Foreign currency exchange (gains) losses, net 3 14 6 1 5 (5) (4) + Debt extinguishment expense - - 25 4 25 - - + Impairment (gain) on investment - 5 (7) - - - (7) + Gain on preferred equity forward sale agreement - - (11) - - - (11) + Restructuring, transaction expenses, and other 19 77 27 55 2 12 37 Adj. EBITDA $291 $493 $801 $76 $189 $202 $815 Free cash flow reconciliation ($M) 2019 2020 2021 YTD Sep-19 YTD Sep-20 YTD Sep-21 LTM Sep-21 Adj. EBITDA $76 $189 $202 $815 $291 $493 $801 - Capital expenditures 26 34 48 160 137 137 146 Free cash flow $50 $155 $155 $654 $154 $356 $654 Source: Company filings; YTD as of calendar year-to-day as of 6/30 Page 45

Reconciliations – Coherent Adjusted EBITDA reconciliation ($M) Q4’19 Q4’20 Q4’21 2019 2020 2021 Net income (loss) $1 $8 $21 $54 ($414) ($107) + Income tax expense (benefit) 3 3 9 6 (29) (9) + Interest and other income (expense), net 7 4 6 24 19 22 + Depreciation and amortization 27 13 14 116 77 55 + Purchase accounting step-up - - 1 0 - 2 + Restructuring charges and other 0 0 8 23 3 18 + Merger and acquisition costs - - 1 - - 236 + Goodwill and other impairment charges (recoveries) - - - (1) 450 - + Stock-based compensation 10 14 10 37 45 41 Adj. EBITDA $48 $42 $70 $259 $151 $258 Free cash flow reconciliation ($M) Q4’19 Q4’20 Q4’21 2019 2020 2021 Net cash provided by operating activities $46 $47 $70 $181 $207 $73 - Purchases of property and equipment (23) (17) (22) (83) (65) (83) 1 + Termination fee paid to Lumentum - - - - - 168 Free cash flow $23 $30 $48 $98 $142 $158 Source: Company filings 1. Merger termination fee paid (after-tax) to Lumentum Holdings in the fiscal year ended October 2, 2021 Page 46

Reconciliations – Combined Pro forma EBITDA reconciliation ($M) LTM Sep-21 II-VI Adj. EBITDA $815 Coherent Adj. EBITDA 258 - FX and other adjustments (4) + Expected synergies 250 PF Adj. EBITDA $1,318 Pro forma free cash flow reconciliation ($M) LTM Sep-21 PF Adj. EBITDA $1,318 - Combined capital expenditures 296 PF free cash flow $1,023 Source: Company filings Page 47